

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2018

Harald Gurvin
Chief Financial Officer
Ship Finance International Ltd
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      Re: Ship Finance International LTD
          Form 20-F for the Year Ended December 31, 2017
          Filed March 26, 2018
          File No. 001-32199

Dear Mr. Gurvin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Transportation and Leisure